UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Clarification regarding news published by the press

São Paulo, May 18, 2021 – Regarding the news published by the press, Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar"), in accordance with CVM Instruction Nr. 358/02, informs that is currently negotiating with Empreendimentos Pague Menos S.A. (B3: PGMN3, “Pague Menos”) the potential sale of its subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”).

However, at the moment, there is no binding agreement celebrated regarding a possible transaction and there are no guarantees of its potential conclusion.

Ultrapar will maintain its shareholders and the market in general informed of any material updates related to this matter.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Material Notice)